     ROCKWELL VENTURES INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

MAY 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

DAVIDSON & COMPANY		A Partnership of Incorporated Professionals
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Rockwell Ventures Inc.

We have audited the consolidated balance sheets of Rockwell Ventures Inc. as at May 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended May 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and cash flows for the years ended May 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

July 23, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

July 23, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at May 31
	2004	2003

ASSETS

Current assets
Cash and equivalents	$1,535,639	$18,536
Marketable securities (note 5)	30,425	8,400
Amounts receivable and prepaids (note 6(c))	286,527	24,820
Reclamation deposit (note 11)	–	70,000
Due from related parties (note 9)	42,550	–
	1,895,141	121,756

Security deposit (note 6(a))	32,190	28,935
Mineral property interests (note 6)	46,857	46,857

	$1,974,188	$197,548

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$33,406	$11,089
Due to related parties (note 9)	–	244,914
	33,406	256,003

Shareholders' equity (deficiency)
Share capital (note 8)	11,647,887	8,697,652
Contributed surplus (note 8(e))	445,020	–
Deficit	(10,152,125)	(8,756,107)
	1,940,782	(58,455)
Nature and continuance of operations (note 1)
Commitments (note 14)
Subsequent events (note 16)

	$1,974,188	$197,548

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended May 31
	2004	2003	2002

Expenses
Exploration (notes 7)	$525,619	$482,256	$1,221,271
Exploration - stock-based compensation (note 8(c))	144,208	–	–
Legal, accounting and audit	48,402	25,297	131,407
Office and administration	325,178	242,081	345,643
Shareholder communications	16,987	55,519	32,013
Stock-based compensation (note 8(c))	300,812	–	–
Trust and filing	33,139	8,734	21,104
Travel and conferences	49,325	34,125	33,883
	1,443,670	848,012	1,785,321

Other items
Foreign exchange loss (gain)	(34,856)	(12,936)	831
Gain on sale of subsidiaries (note 2)	–	–	(30,000)
Interest income	(28,151)	(2,368)	(4,086)
Loss (gain) on sale of marketable securities	(9,645)	–	1,298
Write-down of marketable securities	25,000	21,600	–
	(47,652)	6,296	(31,957)

Loss for the year	$(1,396,018)	$(854,308)	$(1,753,364)

Basic and diluted loss
per common share	$(0.02)	$(0.02)	$(0.04)

Weighted average number of
common shares outstanding	70,978,179	54,949,229	46,862,339

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended May 31
	2004	2003	2002
Deficit, beginning of year	$(8,756,107)	$(7,901,799)	$(6,148,435)
Loss for the year	(1,396,018)	(854,308)	(1,753,364)
Deficit, end of year	$(10,152,125)	$(8,756,107)	$(7,901,799)

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended May 31
Cash provided by (applied to):	2004	2003	2002

Operating activities
Loss for the year	$(1,396,018)	$(854,308)	$(1,753,364)
Items not affecting cash:
Gain on sale of subsidiaries	–	–	(30,000)
Loss (gain) on sale of marketable securities	(9,645)	–	1,298
Disposition of Gibraltar exploration property interest	(220,000)	–	–
Write-down of marketable securities	25,000	21,600	–
Stock-based compensation	445,020	–	–
Changes in non-cash working capital items:
Amounts receivable and prepaids	(41,707)	49,516	138,069
Accounts payable and accrued liabilities	22,317	(92,698)	(187,401)
Cash used in operating activities	(1,175,033)	(875,890)	(1,831,398)

Investing activities
Purchase of marketable securities	(50,000)	–	–
Proceeds from sale of marketable securities	12,620	–	27,559
Reclamation deposit	70,000	–	(70,000)
Security deposit	(3,255)	(28,935)	–
Cash provided by (used in) investing activities	29,365	(28,935)	(42,441)

Financing activities
Issuance of share capital	3,024,980	207,425	1,662,250
Issue costs	(74,745)	(22,531)	(132,726)
Amounts due from and payable to related parties	(287,464)	696,712	(188,445)
Cash provided by financing activities	2,662,771	881,606	1,341,079

Increase (decrease) in cash and equivalents
during the year	1,517,103	(23,219)	(532,760)
Cash and equivalents, beginning of year	18,536	41,755	574,515

Cash and equivalents, end of year	$1,535,639	$18,536	$41,755

Supplemental disclosure of non-cash investing and financing activities (note 10)

Supplemental disclosure:
Interest paid during the period	$-	$-	$-
Income taxes paid during the period	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the "Company") is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Chile and Canada and have also been in Brazil.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

In March 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a subsidiary of N4C, was incorporated on March 23, 2000 under the laws of Brazil. N4C held 99.90% of the shares of Mineracao and N3C held the remaining 0.10% of the shares. In January 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc. at a then-fair-value of $0.25 per share, or net proceeds of $30,000 (note 5).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(c)	Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables were recorded by the Company as at May 31, 2004 and 2003.

(d)	Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

(e)	Reclamation deposits

Reclamation deposits are recorded at cost.

(f)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold or abandoned or management has determined there to have been an impairment in value. These deferred acquisition costs will be amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of commercial production.

Revenues from the sale of mineral properties which are sold before that property reaches the production stage are credited against the cost of the property.

Exploration costs and option payments are expensed in the period incurred. Recoveries are recorded in the period received.

Administrative expenditures are expensed in the period incurred.

(g)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(h)	Environmental and reclamation costs

Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

(i)	Foreign currency translation

All of the Company's foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains and losses are recorded in the statement of operations.

(j)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange ("TSXV") on the date of issue or as otherwise provided under the agreement terms to issue the shares.

Proceeds from the sale of flow-through shares are credited to capital stock. The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares arrangements are renounced to investors in accordance with Canadian income tax legislation. Future income taxes related to temporary differences arising on renunciation of expenditures to subscribers are offset against future income tax assets.

Share issue costs are deducted from share capital.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 8(c). Effective June 1, 2002, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to employee stock-based compensation. As allowed under the transitional provisions, the amended recommendations have been applied prospectively to option grants after that date.

Under the intrinsic value based method, compensation cost or awards to employees is recognized only when the market price exceeds the exercise price at the date of grant and pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is presented separately.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are charged to operations over the vesting period. The offset to the recorded costs is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

During the fiscal year ended May 31, 2003, no stock-based compensation to employees was recorded for options granted, when options were granted at the quoted market value. During the fiscal year ended May 31, 2004, options granted to employees have been accounted for using the fair value method.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

(l)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

At May 31, 2004, a total of 42,640,500 (2003–3,921,625; 2002–13,556,925) potentially dilutive shares were excluded from the determination of diluted loss per share.

(n)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	CHANGE IN ACCOUNTING POLICY

During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures, pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change was applied retroactively with restatement of all prior periods presented.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

As a result of the change in accounting policy, adjustments were made to the Consolidated Statements of Operations and Deficit as follows:

Consolidated Statements of Operations and Deficit	Year ended
May 31, 2002

Deficit, beginning of year as previously reported	$5,245,773
Exploration costs expensed	902,662
Deficit, beginning of year as restated	6,148,435

Loss for the year as previously reported	1,753,364
Exploration costs expensed	–
Loss for the year as restated	1,753,364

Deficit, end of year as restated	$7,901,799

5.	MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	May 31,	May 31,
	2004	2003
Geostar Metals Inc.,
77,500 ( 2003 – 120,000) common shares
Market value $10,075 (2003 - $8,400)	$5,425	$8,400
GMD Resource Corp., (note 6(b))
500,000 (2003 – nil) common shares
Market value $25,000 (2003 – nil)	25,000	–
Total marketable securities	$30,425	$8,400

6.	MINERAL PROPERTY INTERESTS

	Royce	Ricardo	Haut Plateau
Acquisition Costs	Property	Property	Property	Total

Balance at May 31, 2004 and 2003	$–	$46,857	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at Chuquicamata. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($32,190) was lodged with the authorities.

The Company continues to maintain the Ricardo Property in good standing.

On January 30, 2004, the Company signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims which make up the Ricardo property. Rio Tinto can earn its interest under the Letter of Understanding by making annual options payments over a four year period, totaling US$6 million, as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years, of which Rio Tinto has committed to an option payment of US$150,000 and exploration expenditures of US$250,000 including 2,000 meters of drilling in the first year. The Company will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

(b)	Royce Diamond Property, Canada

On February 10, 2004, the Company received approval from the TSXV, for its property option agreement (the "GMD Agreement") with GMD Resource Corp. ("GMD"), a company listed on the TSXV, to acquire up to a 60% interest in the Royce Diamond Claims ("the Royce Claims"). The Royce Claims, aggregating in excess of 63,900 hectares, are located within the Slave Geological Province, near Yellowknife, Northwest Territories.

Under the GMD Agreement, the Company could earn a 60% interest in the Royce Claims through payments of cash, private placements into GMD, and project expenditures totaling $10 million over a maximum of five years. The Company paid GMD $50,000 cash and also subscribed to a $50,000 private placement into GMD which consisted of 500,000 common shares of GMD. The Company was required to expend $250,000 for drill target refinement and to carry out a $500,000 core drilling program by November 16, 2004, followed by certain option payments and project expenditures

On April 6, 2004, the Company terminated its option to earn an interest in the Royce Claims.

(c)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited, ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn joint

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common shares consideration aggregating 110% of the Company's earn-in amount (at Taseko's option). If Taseko elects to issue common shares, the common shares to be issued upon exercise will be valued at the weighted average ten-day trading price as traded on the TSXV.

In December 2003, the Company had earned an interest in these properties to the extent of $200,000.

During the year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, by issuing, subject to regulatory approvals, 78,853 common shares of Taseko for total consideration of $220,000. Regulatory approval was received subsequent to May 31, 2004, and the Taseko common shares were issued to the Company on June 15, 2004.

(d)	Haut Plateau Property, Canada

On November 15, 2001, the Company entered into an assignment agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company with certain directors in common with the Company, whereby HDGI agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of a $70,000 reclamation deposit, was to be expended by May 31, 2002, which date was extended and the Company subsequently fulfilled the first year earn-in requirements.

In November 2002 the Company decided to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. The $70,000 reclamation deposit was returned to the Company in June 2003 (note 11).

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

7.	EXPLORATION EXPENSES

				Year ended	Year ended
	Royce	Ricardo		May 31,	May 31,
	Property	Property	Other	2004	2003

Assay and analysis	$2,950	$236	$–	$3,186	$9,875
Drilling	202,056	–	200,000	402,056	–
Disposition of Gibraltar
exploration interest
(note 6(c))	–	–	(220,000)	(220,000)	–
Engineering	–	–	–	–	8,963
Freight	10,161	–	–	10,161	–
Geological	182,316	19,160	–	201,476	145,200
Graphics	2,717	1,252	–	3,969	21,500
Helicopter	151,524	–	–	151,524	–
Property fees/assessments	50,000	39,672	–	89,672	124,225
Recoveries related to prior	–	–	(480,500)	(480,500)	–
years' exploration programs
Right of way income	–	–	–	–	(40,104)
Site activities	140,788	207,816	752	349,356	212,398
Travel and accommodation	10,385	4,334	–	14,719	199
Incurred during the year	752,897	272,470	(499,748)	525,619	482,256
Cumulative exploration
expenses, beginning of year	–	1,492,283	4,465,700	5,957,983	5,475,727

Cumulative exploration
expenses, end of year	$752,897	$1,764,753	$3,965,952	$6,483,602	$5,957,983

		Haut	Pedra	Total	Total
	Ricardo	Plateau	Branca	May 31,	May 31,
	Property	Property	Property	2003	2002

Assay and analysis	$–	$9,875	$–	$9,875	$40,112
Drilling	–	–	–	–	292,046
Engineering	–	8,963	–	8,963	26,705
Geological	5,760	139,440	–	145,200	313,427
Graphics	–	21,500	–	21,500	18,223
Helicopter/fixed wing	–	–	–	–	97,783
Property fees/assessments	115,987	8,238	–	124,225	186,433
Right of way income	(40,104)	–	–	(40,104)	–
Site activities	180,074	32,324	–	212,398	204,215
Travel and accommodation	199	–	–	199	42,327
Incurred during the year	261,916	220,340		482,256	1,221,271
Cumulative exploration
expenses, beginning of year	1,230,367	902,291	3,343,069	5,475,727	4,254,456

Cumulative exploration
expenses, end of year	$1,492,283	$1,122,631	$3,343,069	$5,957,983	$5,475,727

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

				Total	Total
	Ricardo	Haut Plateau	Pedra Branca	May 31,	May 31,
	Property	Property	Property	2002	2001

Assay and analysis	$–	$36,137	$3,975	$40,112	$331,760
Drilling	–	292,046	–	292,046	206,611
Engineering	23,502	2,778	425	26,705	48,349
Geological	5,676	304,734	3,017	313,427	1,394,594
Graphics	–	18,223	–	18,223	179,507
Helicopter/fixed wing	–	97,783	–	97,783	–
Option payments	–	–	–	–	148,893
Property fees/assessments	110,066	76,367	–	186,433	170,250
Site activities	105,388	49,499	49,328	204,215	375,642
Travel and accommodation	220	24,724	17,383	42,327	261,906
Incurred during the year	244,852	902,291	74,128	1,221,271	3,117,512
Cumulative exploration
expenses, beginning of year	985,515	–	3,268,941	4,254,456	1,136,944

Cumulative exploration
expenses, end of year	$1,230,367	$902,291	$3,343,069	$5,475,727	$4,254,456

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 200,000,000 (2003 – 200,000,000) common shares, without par value.

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance May 31, 2001		43,772,900	$6,983,234
Private placement January 2002 (net of issue costs)	$ 0.16	6,545,500	979,407
Private placement April 2002 (net of issue costs)	$ 0.16	3,843,750	550,117
Balance May 31, 2002		54,162,150	8,512,758
Private placement August 2002 (net of issue costs) (i)	$ 0.20	1,037,125	184,894
Balance May 31, 2003		55,199,275	8,697,652
Warrants exercised	$ 0.22	96,500	21,230
Private placement December 2003 (net of issue costs)(ii)	$ 0.08	37,500,000	2,925,255
Options exercised	$ 0.10	15,000	1,500
Options exercised	$ 0.15	15,000	2,250
Balance May 31, 2004		92,825,775	$11,647,887

(i)
On August 27, 2002, the Company completed a private placement of 1,037,125 units at a price of $0.20 per unit for gross proceeds of $207,425. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days, at the Company's option, if the closing price of the Company's shares, as traded on the TSXV over

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

ten consecutive trading days is at least $0.33. On December 27, 2003, 940,625 warrants expired unexercised.

(ii)
On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow- through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 until December 31, 2005. The warrants are subject to a 45 day accelerated expiry provision, at the Company's option, if the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days.

(c)	Share purchase options

At its Annual and Extraordinary General Meeting held in November 2003, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSXV. Under this plan, the Company is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

The continuity of share purchase options for the year ended May 31, 2004 is:

	Exercise	May 31			Cancelled/	May 31
Expiry date	Price	2003	Granted	Exercised	Expired	2004
June 11, 2003	$0.16	27,000	–	–	(27,000)	–
November 21, 2003	$0.16	100,000	–	–	(100,000)	–
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 9, 2005	$0.10	15,000	–	(15,000)	–	–
May 20, 2005 (i)	$0.10	45,000	–	–	–	45,000
May 20, 2005	$0.12	–	25,500	–	–	25,500
May 20, 2005	$0.15	–	4,965,000	(15,000)	(5,000)	4,945,000
May 20, 2005	$0.16	–	45,000	–	–	45,000
July 29, 2005	$0.10	–	30,000	–	–	30,000
		237,000	5,065,500	(30,000)	(132,000)	5,140,500

Weighted average exercise price		$ 0.14	$ 0.15	$ 0.13	$ 0.16	$ 0.15

Weighted average fair value of options granted during the year						$ 0.10

(i)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005

As at May 31, 2004, 5,055,250 of these options had vested with employees and consultants.

Stock-based compensation

Using a Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options have been reflected in the Consolidated Statements of Operations as follows:

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

	2004	2003	2002
Exploration
Engineering	$41,175	$–	$–
Environmental, socioeconomic and land	2,218	–	–
Geological	100,815	–	–
	144,208	–	–
Operations and administration	300,812	–	–
Total compensation cost recognized in operations,
credited to contributed surplus	$445,020	$–	$–

The weighted-average assumptions used to estimate the fair value of options granted during the year were:

	2004	2003
Risk free interest rate	3%	3%
Expected life	1.5 years	2.0 years
Expected volatility	163%	50%
Expected dividends	nil	nil

The continuity of share purchase options for the year ended May 31, 2003 is:

	Exercise	May 31			Cancelled/	May 31
Expiry date	Price	2002	Granted	Exercised	Expired	2003
February 20, 2003	$0.60	15,000	–	–	(15,000)	–
May 30, 2003	$0.16	1,113,000	–	–	(1,113,000)	–
June 11, 2003	$0.16	27,000	–	–	–	27,000
November 21, 2003	$0.16	100,000	–	–	–	100,000
December 20, 2004	$0.10	–	45,000	–	–	45,000
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 9, 2005	$0.10	–	15,000	–	–	15,000
		1,305,000	60,000	–	(1,128,000)	237,000

Weighted average exercise price		$ 0.17	$ 0.10	$ –	$ 0.17	$ 0.14

Weighted average fair value of options granted during the year						$ 0.00

During the year ended May 31, 2003, the Company granted 60,000 share purchase options to employees at $0.10 per share. The stock-based compensation expense based on the fair value method at the date of grant using an option pricing model was immaterial and, accordingly, no stock-based compensation expense was presented.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended May 31, 2002 is as follows:

	Exercise	May 31,			Expired/	May 31,
Expiry date	Price	2001	Granted	Exercised	Cancelled	2002
November 15, 2001	$0.32	200,000	–	–	(200,000)	–
May 30, 2003	$0.16	300,000	–	–	–	300,000
April 6, 2005	$0.16	35,000	15,000	–	–	50,000
May 30, 2002	$0.60	25,000	–	–	(25,000)	–
May 30, 2003	$0.16	837,000	–	–	(154,000)	683,000
May 30, 2003	$0.16	135,000	–	–	(60,000)	75,000
February 20, 2003	$0.60	15,000	–	–	–	15,000
May 30, 2003	$0.16	52,000	–	–	(12,000)	40,000
May 30, 2003	$0.16	15,000	–	–	–	15,000
June 11, 2003	$0.16	–	27,000	–	–	27,000
November 21, 2003	$0.16	–	100,000	–	–	100,000
		1,614,000	142,000	–	(451,000)	1,305,000

Weighted average exercise price		$ 0.19	$ 0.16	$ –	$ 0.26	$ 0.17
Weighted average fair value of options granted during the year						$ 0.12

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2004 is:

	Exercise	May 31,				May 31,
Expiry date	Price	2003	Issued	Exercised	Expired	2004
July 4, 2003	$0.16	147,500	–	–	(147,500)	–
October 19, 2003	$0.16	2,500,000	–	–	(2,500,000)	–
December 27, 2003 8(b)(i)	$0.22	1,037,125	–	(96,500)	(940,625)	–
December 31, 2005 8(b)(ii)	$0.10	–	37,500,000	–	–	37,500,000
		3,684,625	37,500,000	(96,500)	(3,588,125)	37,500,000

Weighted average exercise price		$ 0.18	$ 0.10	$ 0.22	$ 0.18	$ 0.10

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2003 is:

	Exercise	May 31,				May 31,
Expiry date	Price	2002	Issued	Exercised	Expired	2003
January 4, 2003	$0.16	6,398,000	–	–	(6,398,000)	–
March 9, 2003	$0.35	1,123,600	–	–	(1,123,600)	–
March 9, 2003	$0.80	604,700	–	–	(604,700)	–
April 19, 2003	$0.16	1,478,125	–	–	(1,478,125)	–
July 4, 2003	$0.16	147,500	–	–	–	147,500
October 19, 2003	$0.16	2,500,000	–	–	–	2,500,000
December 27, 2003	$0.22	–	1,037,125	–	–	1,037,125
		12,251,925	1,037,125	–	(9,604,425)	3,684,625

Weighted average exercise price		$ 0.21	$ 0.22	$ –	$ 0.22	$ 0.18

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2002 is:

	Exercise	May 31,				May 31,
Expiry date	Price	2001	Issued	Exercised	Expired	2002
April 22, 2002	$0.35	1,872,500	–	–	(1,872,500)	–
April 22, 2002	$0.65	827,500	–	–	(827,500)	–
January 4, 2003	$0.16	–	6,398,000	–	–	6,398,000
March 9, 2003	$0.35	1,123,600	–	–	–	1,123,600
March 9, 2003	$0.80	604,700	–	–	–	604,700
April 19, 2003	$0.16	–	1,478,125	–	–	1,478,125
July 4, 2003	$0.16	–	147,500	–	–	147,500
October 19, 2003	$0.16	–	2,500,000	–	–	2,500,000
		4,428,300	10,523,625	–	(2,700,000)	12,251,925

Weighted average exercise price		$ 0.47	$ 0.16	$ –	$ 0.44	$ 0.21

(e)	Contributed surplus

	Balance, May 31, 2003 and 2002	$–
	Changes during 2004:
	Non-cash stock-based compensation (note 8(c))	445,020
	Contributed surplus, May 31, 2004	$445,020

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended May 31
Balances receivable (payable)		2004	2003
Exploration advance balances receivable
from (payable to) a related party:
Hunter Dickinson Inc. (a)		$42,550	$(244,914)

	Years ended May 31
Transactions	2004	2003	2002
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$362,377	$392,378	$490,291
Hunter Dickinson Group Inc. (b)	–	19,375	175,250
Gordon J. Fretwell Law Corporation (c)	9,957	7,026	46,379
Euro-American Capital Corporation (d)	26,083	43,727	25,352

(a)	Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common with the Company that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

Exploration advances to and from Hunter Dickinson Inc. have arisen in the normal course, due to in-progress and near-term planned exploration work, primarily on the Company's exploration properties. There are no specific terms of repayment.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services to the Company on a full cost recovery basis.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

(d)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services

10.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no significant non-cash transactions during the years ended May 31, 2004 and May 31, 2003.

Significant non-cash transaction during the year ended May 31, 2002 consisted of the Company receiving 120,000 common shares from Geostar Metals Inc., at a value of $30,000, as consideration for the sale of its subsidiaries as described in note 2.

11.	RECLAMATION DEPOSIT

In May 2002, the Company deposited $70,000 in trust as a reclamation deposit related to the Haut Plateau Property (note 6(c)). In November 2002, the Company terminated its option on the Haut Plateau property. Consequently, the reclamation deposit of $70,000 was returned to the Company in June 2003.

12.	INCOME TAXES

A reconciliation of income taxes calculated at applicable statutory rates is as follows:

	Years ended May 31
	2004	2003	2002

Loss for the year	$(1,396,018)	$(854,308)	$(1,753,364)

Expected income tax recovery	$(500,318)	$(321,220)	$(746,933)
Difference in foreign tax rates	3,336	–	–
Non-deductible amounts	350,594	189,450	508,034
Deductible expenses	(35,875)	(47,670)	(52,090)
Unrecognized benefit of net operating losses
carried forward	182,263	179,440	290,989

Net income tax recovery	$–	$–	$–

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

The significant component of the Company's future tax assets are as follows:

	2004	2003	2002

Net operating loss carry forwards	$1,174,000	$1,000,000	$938,200
Cumulative exploration and development expenses	2,121,000	1,345,700	1,226,300
Other	149,000	77,900	123,300
	3,444,000	2,423,600	2,287,800
Less: valuation allowance	(3,444,000)	(2,423,600)	(2,287,800)

Net future tax assets	$–	$–	$–

The Company has available for deduction against future taxable income non-capital losses of approximately $3,300,000 (2003 – $2,785,000; 2002 – $2,369,000). These losses, if not utilized, will expire in various years ranging from 2005 to 2011. Subject to certain restrictions, the Company also has Canadian resource expenditures, net of flow-through financing renounced to shareholders, of approximately $4,450,000 (of which approximately $1,130,000 are successored and are, consequently, subject to further restrictions) available to reduce taxable income in future years.

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, reclamation deposit, security deposit, accounts payable and accrued liabilities and due to and from related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

14.	COMMITMENTS

The Company fulfilled its commitment to incur prior to December 31, 2003, on a best-efforts basis, approximately $197,000 in qualifying Canadian Exploration Expenses pursuant to a flow- through private equity placement.

On December 31, 2003, the Company completed a private placement (note 8(b)) which included $1,380,000 in flow-through financing. At May 31, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $610,000 in qualifying Canadian exploration expenditures pursuant to this flow-through private equity placement.

15.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration sector. The Company's mining operations are centralized whereby the Company's head office is responsible for the exploration results and to provide support in addressing local and regional issues. The Company's operations

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

are therefore segmented on a geographic basis. The Company's resource properties are significantly located in Canada and in Chile and formerly in Brazil.

	2004	2003	2002

Loss for the year
Canada	$1,157,753	$605,570	$1,434,384
Chile	238,265	248,738	244,852
Brazil	–	–	74,128
	$1,396,018	$854,308	$1,753,364

Identifiable assets
Canada	$1,870,357	$97,014	$646,746
Chile	103,831	100,534	68,000
	$1,974,188	$197,548	$714,746

16.	SUBSEQUENT EVENTS

Subsequent to May 31, 2004, the Company granted 120,000 share purchase options to employees and consultants at $0.10 per share exercisable until May 19, 2006.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounts principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2004			2003
	Balance,		Balance,	Balance,		Balance,
	Canadian		United States	Canadian		United States
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$1,895,141	$4,650	$1,899,791	$121,756	$–	$121,756
Security deposit	32,190	–	32,190	28,935	–	28,935
Mineral property	46,857	(46,857)	–	46,857	(46,857)	–

	$1,974,188	$(42,207)	$1,931,981	$197,548	$(46,857)	$150,691

Current liabilities	$33,406	$–	$33,406	$256,003	$–	$256,003
Stockholders'
equity (deficiency)	1,940,782	(42,207)	1,898,575	(58,455)	(46,857)	(105,312)
	$1,974,188	$(42,207)	$1,931,981	$197,548	$(46,857)	$150,691

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2004	2003	2002
Loss for the year, Canadian GAAP	$(1,396,018)	$(854,308)	$(1,753,364)
Adjustments:
Compensation expense on granting stock options	–	–	(205,540)
Unrealized gain (loss) in marketable securities	4,650	(7,200)	7,200

Loss for the year, United States GAAP	$(1,391,368)	$(861,508)	$(1,951,704)

Basic and diluted loss per share, United States GAAP	$(0.02)	$(0.02)	$(0.04)

Weighted average number of common shares outstanding,
United States GAAP	70,978,179	54,949,229	46,862,339

The adjustments recorded under United States GAAP on the Consolidated Balance Sheets and Consolidated Statements of Operations and Deficit have no effect on the cash flows under United States GAAP.

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, may be carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties or deems there to have been an impairment in value. The Company has chosen to expense its exploration and option costs. Under United States GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at May 31, 2004.

The Company has determined that there are no asset retirement obligations as at May 31, 2004.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

Stock-based compensation

Under United States GAAP, Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. The Company has chosen to account for stock-based compensation under SFAS 123.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's financial statements was not required for the year ended May 31, 2002. New accounting and disclosure standards were introduced under Canadian GAAP (note 3 and note 8) for the fiscal year ending May 31, 2003. Accordingly, there were differences in the treatment by the Company with respect to stock-based compensation under United States GAAP and Canadian GAAP for the year ended May 31, 2003; however, no stock-based compensation was recorded as the fair value of stock options issued during the year was immaterial.

In calculating compensation expense on granting stock options for the year ended May 31, 2002, the Company has utilized an option pricing model to estimate the fair value of the options granted in the year using the following key assumptions:

2002
Risk free interest rate	4.700%
Expected life	2 years
Expected volatility	139%
Expected dividends	–

Marketable securities

Under Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes the Company's investment in marketable securities have been classified as trading securities. Under SFAS 115, for the year ended May 31, 2004 there would have been an unrealized gain of $4,650 (2003 – unrealized loss of $7,200; 2002 – unrealized gain of $7,200) in the Company's investment in marketable securities.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended May 31, 2004, the Company issued flow-through shares for total proceeds of $1,362,750 (2003 – $nil). As the market price of the Company's stock equaled the fair value of the flow-through shares issued, no asset or liability was recorded.

New accounting pronouncements

In April 2003, the United States Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

The CICA has issued CICA Handbook Section 3110 "Asset Retirement Obligations" which is effective for years beginning on or after January 1, 2004. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2004 (Expressed in Canadian Dollars)

asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.

The CICA has issued CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations" which is effective for years beginning on or after May 1, 2003. The standard requires the recognition, measurement, and presentation and disclosure of the disposal of long-lived assets by a company. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.